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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

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                                AMENDMENT NO. 2
                               (FINAL AMENDMENT)
                                       to
                                 SCHEDULE 13E-4
                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                             --------------------

                             CAMPBELL SOUP COMPANY
                                (Name of issuer)

                             CAMPBELL SOUP COMPANY
                      (Name of person(s) filing statement)

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                    Capital Stock, par value $.075 per share
                         (Title of class of securities)

                                  134429 10 9
                                  -----------
                     (CUSIP number of class of securities)

                    John M. Coleman, Senior Vice President -
                            Law and Public Affairs
                             Campbell Soup Company
                                 Campbell Place
                         Camden, New Jersey  08103-1799
                                 (609) 342-4800
(Name, address and telephone number of person authorized to receive notices and communications
                  on behalf of the person(s) filing statement)

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                                    Copy to:

                                  Lou R. Kling
                      Skadden, Arps, Slate, Meagher & Flom
                                919 Third Avenue
                           New York, New York  10022
                                 (212) 735-3000

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                               September 12, 1996
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     (Date tender offer first published, sent or given to security holders)

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     This Amendment No. 2 amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 (the "Statement") dated September 12, 1996 relating to the tender offer by Campbell Soup Company, a New Jersey corporation (the "Company"), to purchase up to 18,000,000 shares of capital stock, par value $.075 per share (the "Shares") at a price, net to the seller in cash, not greater than $80.00 nor less than $69.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 12, 1996 (the "Offer to Purchase") and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"). Copies of such documents are filed as Exhibits (a)(1) and (a)(2), respectively, to the Statement. Capitalized terms used herein but not defined herein shall have the meaning assigned to such term in the Offer to Purchase.


ITEM 8.  ADDITIONAL INFORMATION

     Item 8(e) is hereby supplemented and amended as follows:

          On October 18, 1996, the Company issued a press release announcing the final results of the Offer which expired at 12:00 Midnight, New York City time, on October 10, 1996 and pursuant to which the Company accepted for payment 13,519,906 Shares at a price of $80.00 per Share. The Shares purchased pursuant to the Offer represent approximately 5.5% of the 247,228,102 Shares outstanding as of July 28, 1996. The press release is attached hereto as Exhibit (a)(16) and is incorporated herein by reference.


ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS

     Item 9 is hereby amended by the addition of the following Exhibit:

     (a)(16) Form of Press Release issued by the Company dated October 18, 1996.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         CAMPBELL SOUP COMPANY


                         By:   /s/ Anthony P. DiSilvestro
                            ---------------------------------
                            Anthony P. DiSilvestro
                            Deputy Treasurer

Dated: October 23, 1996



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                               INDEX TO EXHIBITS

Item      Description                                                 Page
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(a)(16)   Form of Press Release issued by the Company dated
          October 18, 1996.